December 6, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn: Brian Cascio
Accounting Branch Chief

Re: Chyron Corporation
     Form 10-K for the fiscal year ended December 31, 2010 filed March 23, 2011
     Form 10-Q for the quarterly period ended September 30, 2011 filed November 9, 2011
     File No. 001-09014

Ladies and Gentlemen:

On behalf of Chyron Corporation, a New York corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated November 22, 2011, from Mr. Brian Cascio, Accounting Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Quarterly Report on Form 10-Q for the period ended September 30, 2011 (the “Q3 2011 Quarterly Report”).

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Critical Accounting Policies and Estimates, page 45

Income Taxes, page 47

Comment:

1.
We note that deferred tax assets of $20.2 million comprise more than half of total assets as of December 31, 2010.  Please tell us your consideration of the factors that led you to conclude that it is more likely than not that you will be able to generate enough taxable income to utilize the respective net operating losses and that additional valuation allowance was not necessary.  Please refer to FASB ASC 740-10-30 and ensure that you also address the following in your response:

•	Describe the nature of all the positive and negative evidence you evaluated;
•	Discuss the basis for taxable future income given the net losses incurred in the year ended December 31, 2010 and 2009;
•	Discuss your ability to forecast future earnings and profits as you experience a “reinvention” of your core business and transition from traditional product sales to a services model.

5 Hub Drive, Melville, NY 11747 USA ● www.chyron.com ● 631.845.2000

Response:
In evaluating whether it was more likely than not that the Company will be able to realize its deferred tax assets, management performed an analysis, taking into consideration all available positive and negative evidence, utilizing the guidance in ASC 740-10-30. The positive evidence included:

o
A strong earnings history in recent years (2004 through 2008, financial reporting basis) based on the Company’s growth in revenues in each year over the prior year for the years ended December 31, 2003 to 2010 (excluding 2009 which we believed to be an aberration due to the economic crisis that existed in such year), and management’s expectation of continued revenue growth in 2011 and thereafter;

o
For each year in the period 2004 to 2008 the Company achieved profitability for financial reporting purposes and generated taxable income. In fiscal 2010, the Company did not achieve profitability for financial reporting purposes but did, however, generate taxable income.

o
Management also considered the net taxable income projected for 2011 in the Company’s operating plan that was prepared in December 2010 on a basis that is consistent with the Company’s historical results and used the same estimates and assumptions for accruals, reserves and other accounts that require management judgment as were used in the preparation of the Company’s financial statements. Management believes that the Company’s budgeting and forecasting process is robust, monitored regularly, and updated periodically as needed, and historically the Company has been reasonably accurate in achieving its budgeted operating plan. In addition, management scheduled out its estimate of future taxable income for the five year period 2011 through 2015 that included tax planning strategies, but excluded reversing temporary differences and carryforwards, to determine if the Company would be able to generate sufficient taxable income that would enable it to realize its net operating loss carryforwards within the carryforward period. In arriving at this, we estimated future taxable income based on the Company’s historical growth rates and recent experience and such estimate yielded taxable income throughout the period. Also included in the estimate, the Company anticipated, and has implemented commencing with the 2010 tax year, a change in method where deferred revenue of approximately $3.1 million related to maintenance and other service contracts at the beginning of the year will be taken into income on a cash basis, beginning in the 2010 tax year, over a four year period.

o
The economic crisis that we started to experience in 2008 required our large media customers to develop their own business models for workflow solutions that are more cost effective. This model requires our customers to shift their emphasis from individual products to an overall enterprise-wide solution, and we help them achieve a lower and more flexible solution by utilizing our cloud based technology. So the “reinvention” of our core business that includes transitioning from a product model to a service model is not as a result of deemphasizing our product business, which we continue to actively support to achieve our revenue growth, but rather that the adoption of our service offerings complements our product offerings to achieve the efficiencies our customers seek, and for the Company, results in increased revenue opportunities as services sales pull product sales and vice versa. So while this was and is our strategy today, any revenue growth beyond what we have experienced in the recent past, was not factored into our estimate of future taxable income, and hence those estimates were conservative in our opinion.

o
For the years 2009 and 2010, the Company’s operating plans were designed to spend more on R&D in 2009 and more on sales and marketing in 2010, despite that the increased spending might result in GAAP-basis losses, so as to be able to invest more in these areas for the purpose of making product and service enhancements, and providing the people and other resources to deliver increased revenues and build a foundation for the future.  Management can, if it so chooses, limit the growth of spending in these areas to increase profitability in the future as revenues grow.

o
Approximately $7 million of our net operating losses expire in 2012.  None of our net operating losses expire in the years 2013 through 2017.  The majority of our net operating losses, approximately $42.0 million, expire in 2018 through 2030, with $2.5 million of this amount expiring 2018, $4.8 million of this amount expiring 2019 and the remainder thereafter.  Given that after 2012 we have 6 years to generate taxable income before any of the $42.0 million starts to expire, when taken into consideration with the other factors discussed herein, we do not believe that it is more likely than not that we will be unable to utilize the net operating losses expiring in 2018 and beyond.

Negative evidence taken into consideration included the Company’s operating loss in 2009 and 2010. Management believed that the loss incurred in 2009 and 2010 was the result of planned higher spending on R&D and sales and marketing as noted above, coupled with the poor economic conditions and the continuing media recession which resulted in lower revenues than was anticipated. In the second half of 2010, stronger political advertising revenue and automotive advertising revenue led to revenue increases for our domestic media customers. And while this recovery came too late to impact our customer’s capital spending plans in 2010, management believed this would translate into renewed demand for our products and services in 2011 and 2012. Irrespective of those two loss years, management continued to have a long-term goal for the Company and expected the Company to be profitable for full year 2011 and beyond. Management’s current strategy includes proactive steps to manage the business in a way that sets the stage for long term profitability. Further review did not uncover any additional negative evidence.

Management gave more weight to the positive evidence associated with the Company’s overall level of profitability that has been sustained in recent years and is objectively determined (taking into consideration that 2009 and 2010 were not usual), and concluded that the positive factors outweighed the negative evidence. As a result, at December 31, 2010 management determined that it was more likely than not that the Company would be able to utilize its deferred tax assets and that no additional valuation allowance was necessary.

Form 10-Q for the quarterly period ended September 30, 2011

Financial Statements

Note 8. Income Taxes, page 13

Comment:

2.
We note that you incurred income tax expense in the third quarter due to an increase of $2.7 million to the valuation allowance.  Please tell us the specific factors that occurred in the third quarter which led you to conclude that an increase to the valuation was necessary.  Discuss your consideration of whether any of these impacted prior periods.

Response:
Our determination to increase the deferred tax valuation allowance as of September 30, 2011 was based on all available evidence immediately prior to the filing of our quarterly report on Form 10-Q as of September 30, 2011. The negative evidence that was considered was the $7 million net operating loss carryforward that is scheduled to expire at the end of 2012 (with the remaining balance set to expire between 2018 and 2030).  The Company reviewed its year to date results of operations and its then current estimate of 2011 and 2012 taxable income, taking into account the poorer than expected Q3 2011 results and management’s revised downward estimate of 4Q 2011 results, and determined that it was more likely than not, that we would not be able to generate enough taxable income to realize the portion of our net operating losses set to expire in 2012. In addition, there were substantially no additional tax planning actions that could have been taken that management determined were prudent and feasible that would have resulted in our ability to substantially increase our taxable income in this reduced timeframe. Accordingly, due to the lack of any positive evidence to outweigh the negative factors, management determined it was appropriate to increase the valuation allowance by $2.7 million in accordance with ASC 740-10-30.

As of June 30, 2011, the Company’s results of operations were substantially on track with its operational plan and management expected that the Company would achieve its planned results of operations for 2011 that would have yielded operating profit and taxable income, and therefore would have been able to utilize a portion of the expiring net operating loss carryforwards. At such time there was no additional negative evidence to indicate otherwise. Through June 30, 2011 our European, Middle East and Africa (“EMEA”) revenues approximated 17% of our consolidated revenues.  Beginning in the third quarter of 2011, revenues from EMEA customers declined substantially to approximately 9% of consolidated revenues due largely to the European financial crisis that escalated in this timeframe. Due to its impact on Q3 2011 and the remainder of 2011, management believes that the recognition of the increase to its valuation allowance in the third quarter of September 30, 2011 was appropriate and no prior periods were impacted.
* * *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call me at (631) 845-2011 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jerry Kieliszak
Jerry Kieliszak
Senior Vice President
& Chief Financial Officer

cc: Robert Trinchetto
BDO USA, LLP

William Hicks, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.